Exhibit 99.1
NEWS RELEASE
Brookfield Properties Sells Atrium on Bay in Toronto
and Walkley Road Properties in Ottawa
NEW YORK, February 26, 2007 — Brookfield Properties Corporation (BPO: NYSE, TSX) and its Canadian-based subsidiary, BPO Properties Ltd. (BPP: TSX) today announced that it has closed on the sale of Atrium on Bay, Toronto, for C$250 million on a 100% basis of which BPO Properties has a 50% interest. The 1.2 million square foot office and retail complex was purchased by subsidiary of Hines Real Estate Investment Trust, Inc.
BPO Properties also closed on the sale of 2200 and 2204 Walkley Road, Ottawa, for approximately C$25 million on a 100% basis, of which BPO Properties has a 25% interest. These two buildings, totaling approximately 158,000 square feet, were sold to EL-AD Capital Fund Inc.
“We are pleased to be able to take advantage of favorable economic conditions to dispose of non-core assets, the proceeds from which will be redeployed in line with our long-term goals for growth,” said Tom Farley, President and Chief Executive Officer of BPO Properties Ltd.
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Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. The office properties portfolio is comprised of interests in 113 properties totaling 74 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, BCE Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The corporation also holds interests in over 17 million square feet of high-quality, centrally-located development properties in its major markets. The corporation’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
BPO Properties Ltd., 89% owned by Brookfield Properties Corp., is a Canadian company that invests in real estate, focusing on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of interests in 32 commercial properties totalling 20.2 million square feet and five development sites totalling 5.5 million square feet. Landmark properties include First Canadian Place in Toronto and Bankers Hall in Calgary. BPO Properties’ common shares trade on the TSX under the symbol BPP. For more information, visit www.bpoproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417—7215; email: mcoley@brookfieldproperties.com.

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This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; including the acquisition of Trizec Properties, Inc. and Trizec Canada Inc.; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks,” in the company’s annual report under the heading “Management’s Discussion and Analysis,” as well as the risks described in the company’s final prospectus dated December 14, 2006, filed with Canadian securities regulators and forming a part of a registration statement on Form F-10 filed with the Securities and Exchange Commission under the heading “Risk Factors.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.